Exhibit 99.1

2, place de la Coupole La Défense 6 92 400 Courbevoie France Tel.: 33 (1) 47 44 58 53 Fax : 33 (1) 47 44 58 24	The Dolphin Project: signature of a production sharing agreement

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, December 24, 2001 - The Qatari authorities have signed with TotalFinaElf and United Arab Emirates Offsets Group (UOG) a production sharing agreement defining the terms governing the production of natural gas to be exported to the United Arab Emirates and Oman under the framework of the Dolphin project.

The partners in the project, TotalFinaElf (24.5%) and UOG (75.5%), are grouped together in the company Dolphin Energy Limited (DEL).

The Dolphin project involves the development of the natural gas reserves in two blocks of Qatar’s giant offshore North Field, via two unmanned platforms. Production is expected to plateau at a rate of 2.5 billion cubic feet of gas per day. The gas will be treated onshore at the Ras Laffan terminal (Qatar). From there, a 48-inch, 380-kilometre pipeline will transport the gas to the United Arab Emirates serving the markets of Abu Dhabi, Dubai and Fujairah.

Dolphin Energy Limited, which benefits from the technical know-how and experience of TotalFinaElf, is the operator of the upstream phase of the project, responsible for development operations and production start-up. The company is also responsible for the construction and operation of the pipeline linking Qatar and the United Arab Emirates.

The total investment cost for the project is around $3.5 billion.

This agreement, which covers a period of 30 years, marks an essential step in the realisation of the Dolphin project, contributing to the development of the largest gas project ever realised between two countries in the Gulf.

***